UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 2)

TSR, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872885207

(CUSIP Number)

Zeff Capital, LP

885 Sixth Avenue

New York, NY 10001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           872885207

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Zeff Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 91,076

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 91,076

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,076

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.           872885207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zeff Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.           872885207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Daniel Zeff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by Zeff Capital, LP, Zeff Holding Company, LLC and Daniel Zeff (collectively, the “Reporting Persons”), with respect to the securities of TSR, Inc. (the “Company”), on June 12, 2017, as amended by Amendment No. 1 thereto, filed by the Reporting Persons on June 12, 2017.

Capitalized terms used, but not otherwise defined herein, shall have the meanings given to them in the Schedule 13D.

Item5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 1,962,062 shares of Common Stock outstanding as of March 31 , 2017, as reported in the Company’s Form 10-Q for the quarter ended February 28, 2017.

As of the close of business on June 13, 2017:

(i)	Capital beneficially owns 91,076 shares of Common Stock constituting approximately 4.6% of the shares of Common Stock outstanding;
(ii)	Holding beneficially owns 0 shares of Common Stock held by Capital, of which Holding is the general partner, constituting 0% of the shares of Common Stock outstanding; and
(iii)	Mr. Zeff beneficially owns 0 shares of Common Stock constituting 0% of the shares of Common Stock outstanding;
(b)	Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 91,076 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital’s general partner.
(c)	On June 13, 2017, Capital purchased 1,168 shares of Common Stock at a price of $9.95 per share, and sold an aggregate of 50,719 shares of Common Stock at the weighted average prices indicated below:

Shares	Weighted Average Price
[28,775]	$10.16 (1)(3)
[21,944]	$9.23 (2)(3)

(1)	The shares were sold in multiple transactions at prices ranging from $9.72 to $10.63, inclusive.
(2)	The shares were sold in multiple transactions at prices ranging from $9.02 to $9.33, inclusive.
(3)	The Reporting Persons undertake to provide to the Company, any security holder of the Company or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) and (2).

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	As of June 13, 2017, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2017

/s/ Daniel Zeff

Daniel Zeff

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager